UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Greenfire Resources Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

39525U107

(CUSIP Number)

Adam Waterous
301 8th Avenue SW, Suite 600 Calgary Alberta CA T2P 1C5
(403) 930-6048

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Christopher M. Barlow, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West

New York, New York 10001
Tel.: (212) 735-3972

November 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Waterous Energy Fund Management Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements (as defined herein).

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (Canadian) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (US) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (International) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (Canadian FI) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (International FI) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. WEF III GP (Canadian) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. WEF III GP (US) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. WEF III GP (International) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. WEF III GP (Canadian FI) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

1.	Names of Reporting Persons. WEF III GP (International FI) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common shares (the “Common Shares”) of Greenfire Resources Ltd. (the “Issuer”), an Alberta corporation, whose principal executive offices are located at Suite 1900, 205 5th Avenue SW, Calgary, Alberta T2P 2V7.

Item 2.	Identity and Background.

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a)– (c), (f)	This Schedule 13D is being filed jointly by:

i.	Waterous Energy Fund Management Corp. (“WEF Manager”), an Alberta corporation;

ii.	Waterous Energy Fund III (Canadian) LP (“WEF Canada”), an Alberta limited partnership;

iii.	Waterous Energy Fund III (US) LP (“WEF US”), an Alberta limited partnership;

iv.	Waterous Energy Fund III (International) LP (“WEF International”), an Alberta limited partnership;

v.	Waterous Energy Fund III (Canadian FI) LP (“WEF Canada II”), an Alberta limited partnership;

vi.	Waterous Energy Fund III (International FI) LP (“WEF International II”), an Alberta limited partnership;

vii.	WEF III GP (Canadian) Corp., as the general partner of WEF Canada;

viii.	WEF III GP (US) Corp., as the general partner of WEF US;

ix.	WEF III GP (International) Corp., as the general partner of WEF International;

x.	WEF III GP (Canadian FI) Corp., as the general partner of WEF Canada II; and

xi.	WEF III GP (International FI) Corp. (WEF III GP (Canadian) Corp., WEF III GP (US) Corp., WEF III GP (International) Corp., WEF III GP (Canadian FI) Corp., and WEF III GP (International FI) Corp. each a “WEF General Partner” and collectively the “WEF General Partners”), as the general partner of WEF International II.

The WEF Manager, in its capacity as manager of and on behalf of WEF Canada, WEF US, WEF International, WEF Canada II, and WEF International II (collectively, the “WEF LPs”), may be deemed to have voting and investment power over the Issuer’s securities beneficially owned by the WEF LPs.

The address of the principal office of the WEF Manager, the WEF LPs, and the WEF General Partners is Suite 600, 301 8th Avenue SW, Calgary Alberta CA T2P 1C5.

The principal business of the WEF Manager and the WEF LPs is that of a private equity firm specializing in the energy sector. The WEF General Partners are in the business of acting as general partners of the respective WEF LPs.

Set forth on Annex A attached hereto is a listing of the directors and executive officers of the WEF Manager, the WEF LPs, and the WEF General Partners (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Except as otherwise designated in Annex A, each of the Covered Persons is not a citizen of the United States of America. Except as otherwise disclosed herein, none of the Covered Persons beneficially own securities of the Issuer.

(d)– (e)	None of the Reporting Persons, nor, to the best of their knowledge, any of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, none of the Reporting Persons, nor, to the best of their knowledge, any of the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 8, 2024, the WEF LPs acquired (i) 19,571,539 Common Shares for USD$8.05 per share, representing an aggregate purchase price of USD$157,453,938.81, from Allard Services Limited, an Isle of Man corporation controlled by Julian McIntyre, a director of the Issuer, pursuant to a private share purchase agreement dated September 16, 2024 (the “Allard Agreement”), (ii) 6,899,406 Common Shares for USD$8.05 per share, representing an aggregate purchase price of USD$55,506,041.20, from Annapurna Limited, an Isle of Man corporation controlled by Venkat Siva, a director of the Issuer, pursuant to a private share purchase agreement dated September 16, 2024 (the “Annapurna Purchase Agreement”), and (iii) 3,517,909 Common Shares for USD$8.05 per share, representing an aggregate purchase price of USD$28,301,741.03, from Modro Holdings LLC, a Delaware corporation, pursuant to a private share purchase agreement dated September 16, 2024 (the “Modro Agreement” and, together with the Allard Agreement and Annapurna Agreement, the “Purchase Agreements”).

The foregoing description of the Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the text of the Purchase Agreements, which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Pursuant to the Purchase Agreements, the WEF LPs acquired beneficial ownership of an aggregate of 29,988,854 Common Shares, for an aggregate purchase price of approximately USD$241,261,721.04. As a result of these transactions, the WEF Manager, in its capacity as manager, acquired beneficial ownership of the Common Shares beneficially owned by the WEF LPs and WEF General Partners.

Item 4.	Purpose of Transaction.

The information in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may engage in discussions with the Issuer’s senior management, the board of directors of the Issuer, shareholders and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore material changes to the business plan or capitalization of the Issuer. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Common Shares or other securities of the Issuer, dispose of some or all of the Common Shares or other securities of the Issuer that they may own from time to time, or enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting beneficial ownership of the Common Shares, in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a)– (b)	The aggregate number and percentage of the Common Shares beneficially owned by each of the Reporting Persons and, for such Reporting Persons, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c)	Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer’s securities beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement

99.2	Share Purchase Agreement, dated September 16, 2024, between Allard Services Limited, Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP.

99.3	Share Purchase Agreement, dated September 16, 2024, between Annapurna Limited, Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP.

99.4	Share Purchase Agreement, dated September 16, 2024, between Modro Holdings LLC, Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Waterous Energy Fund Management Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: President

Waterous Energy Fund III (Canadian) LP, by its general partner, WEF III GP (Canadian) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

Waterous Energy Fund III (US) LP, by its general partner, WEF III GP (US) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

Waterous Energy Fund III (International) LP, by its general partner, WEF III GP (International) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

Waterous Energy Fund III (Canadian FI) LP, by its general partner, WEF III GP (Canadian FI) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

Waterous Energy Fund III (International FI) LP., by its general partner, WEF III GP (International FI) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (Canadian) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (US) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (International) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (Canadian FI) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (International FI) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF THE WEF MANAGER, THE WEF LPS, AND THE WEF GENERAL PARTNERS

Business Address: 301 8th Avenue SW, Suite 600 Calgary Alberta CA T2P 1C5.

Name:	Principal Occupation:
Adam Waterous	Managing Partner / Chief Executive Officer
Connor Waterous	Managing Director
Andrew Kim	Chief Financial Officer